HV BANCORP, INC.
3501 Masons Mill Road
Suite 401
Huntingdon Valley, Pennsylvania 19006

August 11, 2016

Via Email and EDGAR
cfitedgar@sec.gov

Division of Corporation Finance
Office of EDGAR Information and Analysis
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HV Bancorp, Inc.
Proposed Registration Statement on Form S-1

Dear Sir or Madam:

As the Executive Vice President and Chief Financial Officer of HV Bancorp, Inc., a Pennsylvania corporation (the “Company”), please accept this letter as confirmation that our counsel, Luse Gorman, PC, as well as any attorney of such firm (including, but not limited to, Benjamin Azoff) is authorized to act on behalf of the Company with respect to the Company’s request for a continuing hardship exemption from the requirement to electronically file the supporting financial schedules to Exhibit 99.3 to the Company’s Registration Statement on Form S-1.  Exhibit 99.3 is the Valuation Appraisal Report prepared by RP Financial, LC., an independent appraiser retained by the Company to determine the pro forma market value of the Company in connection with its proposed stock offering.

Please contact the undersigned at (267) 280-4000 x232 if you should have any questions.  We appreciate your prompt attention to this matter.

Sincerely,

/s/ Joseph C. O’Neill, Jr.
Joseph C. O’Neill, Jr.
Executive Vice President and Chief Financial Officer

cc: Benjamin Azoff, Esq.

LUSE GORMAN, PC
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                                                                                     WRITER’S E-MAIL
 (202) 274-2010                                                                                                                                                                      bazoff@luselaw.com

August 12, 2016

Via Email and EDGAR
cfitedgar@sec.gov

Division of Corporation Finance
Office of EDGAR Information and Analysis
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HV Bancorp, Inc.
Proposed Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of HV Bancorp, Inc., a Pennsylvania corporation (the “Company”), we hereby request a continuing hardship exemption from the requirement to electronically file the supporting financial schedules to Exhibit 99.3 to the Company’s Registration Statement on Form S-1.  Exhibit 99.3 is the Valuation Appraisal Report prepared by RP Financial, LC., an independent appraiser retained by the Company to determine the pro forma market value of the Company in connection with its proposed stock offering.  The Company is the proposed holding company for Huntingdon Valley Bank. The Company is offering for sale shares of its common stock pursuant to a registration statement to be filed with the Securities and Exchange Commission (“SEC”).

The Company anticipates filing its registration statement with the SEC on or about September 9, 2016, and will file its appraisal report as an exhibit thereto.  The Company has determined after conversations with RP Financial, LC. and the financial printer performing the electronic filing that the supporting financial schedules to the appraisal report, the bulk of which are generated by a computer model, cannot be easily translated into any format that can be converted to the EDGAR system.  The Company believes that the only means by which it can file the financial schedules to the appraisal report electronically is to have the financial printer manually re-type most of them.  Due to the fact that the financial schedules to the appraisal report are expected to be in excess of 80 pages and are comprised largely of small print financial data, an accurate completion of this task prior to the September 9, 2016 filing date cannot be guaranteed.  The Company has been further advised that it would add significant cost to re-type this portion of the report.  Furthermore, the Company is concerned about the likelihood of error

LUSE GORMAN, PC
ATTORNEYS AT LAW

Division of Corporation Finance
August 12, 2016
Page

associated with manually re-typing pages of this length and detail, as well as the cost involved, both in preparing the initial EDGAR draft, and in reviewing the document for accuracy.  Therefore, pursuant to Rule 202 of Regulation S-T, we hereby request a continuing hardship exemption from filing this portion of the exhibit electronically, and represent that the Company will file a paper copy of the supporting financial schedules as part of a paper copy of the entire appraisal report under cover of Form SE concurrently with its filing of its registration statement.

Please contact the undersigned at (202) 274-2010 if you should have any questions.  We appreciate your prompt attention to this matter.

Sincerely,

/s/ Benjamin Azoff
Benjamin Azoff

cc: Joseph C. O’Neill, Executive Vice President and Chief Financial Officer